NO ACT

PE
1-28-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005988

March 21, 2011

Received SEC
MAR 21 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-11

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 28, 2011

Dear Mr. Smith:

This is in response to your letter dated January 28, 2011 concerning the shareholder proposal submitted to Walmart by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

March 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 28, 2011

The proposal requests that the board annually assess the risks created by the actions Walmart takes to avoid or minimize U.S. federal, state, and local taxes and that it provide a report to shareholders on the assessment.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(i)(7), as relating to Walmart's ordinary business operations. In this regard, we note that the proposal relates to decisions concerning the company's tax expenses and sources of financing. Accordingly, we will not recommend enforcement action to the Commission if Walmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Walmart relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

February 11, 2011

VIA EMAIL
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Walmart Stores, Inc. for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Wal-Mart Stores, Inc. ("Walmart" or the "Company") a shareholder proposal (the "Proposal") requesting a report regarding certain aspects of risk assessment.

In a letter dated January 28, 2011 ("Walmart Letter"), Walmart stated that it intends to omit the Proposal from its proxy materials being prepared for the 2011 annual meeting of shareholders and asked the Division to issue a determination that it would not recommend enforcement action if Walmart does so.

Walmart relies primarily on Rule 14a-8(i)(7), asserting that the Proposal relates to the Company's ordinary business operations. It also cites Rule 14a-8(i)(10), claiming that Walmart has "substantially implemented" the request because of general and limited disclosures in the Company's Form 10-K. Because Walmart has not met its burden of proving that it is entitled to rely on this exclusion, the Plan respectfully urges that its request for relief be denied.

The Proposal

The proposal asks the Company's board of directors each year to "assess the risks created by the actions Walmart takes to avoid or minimize US federal, state and local taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information."

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

The supporting statement cites the fact that Walmart has pursued "aggressive" tax strategies recommended by its auditors, a practice that has led to litigation by various state governments.

The supporting statement also cites empirical research that found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk. A separate study concluded that tax avoidance schemes can "advance the interest of managers rather than shareholders."

Of particular note is the Internal Revenue Service's recent adoption of a new reporting requirement for "uncertain tax positions." As of tax years starting in January 2010, companies with assets exceeding $10 million must report to the IRS their income tax position for which the company or a related party has recorded a reserve in an audited financial statement, or for which no reserve was recorded because of an expectation to litigate.[1]

Analysis

1. The Proposal does not involve Walmart's "ordinary business" under Rule 14a-8(i)(7).

In opposing a proposal seeking a report on risk issues, Walmart relies principally upon the "ordinary business" exclusion in Rule 14a-8(i)(7). In so doing, Walmart acknowledges (as it must) that the exclusion does not apply if the subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." *Staff Legal Bulletin No. 14E* § B (Oct. 27, 2009). Specifically, Walmart claims that the Proposal issue involves nothing more than technical issues about the Company's efforts to minimize or avoid taxes with no overriding policy components. (Walmart Letter at 5). Walmart thus characterizes the Proposal as an attempt at micromanagement on an issue that is very complex and best left to management (Walmart Letter at 2-4). Walmart further argues that the Proposal raises issues about compliance with the tax laws, which can and should be viewed solely as pertaining to a company's ordinary business (Walmart Letter at 4-5).

We take the "significant social policy" point first, because it is necessary to reframe the issue instead of looking at the Proposal in the narrow way that Walmart proposes. Differently put, it is important to explode the myth that managing tax risk is a technical exercise in which the interests of shareholders and the company are perfectly aligned, that shareholders' only interest is the lowest possible payment of taxes and that management's judgment can thus be relied upon without shareholder input. Recent research in the area suggests otherwise.

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[1]The IRS has usefully collected the final rule, reporting schedule and other materials at http://www.irs.gov/businesses/corporations/article/0,,id=221533,00.html.

Illustrative is one of the academic studies cited in the supporting statement. A 2010 report examining a large sample of U.S. public companies from 1995-2008 concluded that "corporate tax avoidance is positively associated with firm-specific stock price crash risk." J-B. Kim, Y. Li, L. Zhang, *Corporate Tax Avoidance and Stock Price Crash Risk: Firm-Level Analysis* at i (July 2010), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1596209&rec=1&srcabs=1594936 ("Kim"). The report continues: "Tax avoidance facilitates managerial rent extraction and bad news hoarding activities for extended periods by providing tools, masks, and justifications for these opportunistic behaviors." *Id.* The study reviews how this happened in spectacular fashion at Enron and Tyco, where complex and opaque tax arrangements benefitted senior managers, but when those arrangements proved unsustainable, the stock price plummeted to the detriment of shareholders as a whole. *Id.* at 10-13.

Kim criticizes the "traditional" view upon which Walmart relies, namely, that tax avoidance is a benign and "value-maximizing activity that transfers wealth from the state to corporate shareholders." *Id.* at 1. In fact, the study argues, tax avoidance activities "can create opportunities for managers to pursue activities that are designed to hide bad news and mislead investors." *Id.* at 2. Indeed, management may justify the opacity of tax treatments "by claiming that complexity and obfuscation are necessary to minimize the risk" of IRS detection. *Id.* However, "complex and opaque tax avoidance transactions can also increase the latitude for other means of rent diversion and earnings manipulation." *Id.*

The Kim study is not alone. A 2009 study similarly concluded that "corporate tax avoidance activities need not advance the interests of shareholders" and that "investors must consider how to evaluate tax avoidance activities to ensure that shareholder interests are actually being advanced." M. Desai and D. Dharmapala, *"Earnings Management, Corporate Shelters, and Book-Tax Alignment* (Jan. 2009) at 3, 12, *available at* http://www.people.hbs.edu/mdesai/EarningsMngmtCTA.pdf ("Desai"). As with the Kim study, the Desai study views the issue as an agency-principal problem. Historically, Desai notes, managers were unwilling to engage in corporate tax avoidance because managers' interests were aligned with those of shareholders generally. So what changed? Desai suggests that increased levels of corporate tax avoidance can be tied to the rise of incentive compensation over the past 15 years, which creates incentives for managers to operate "opportunistically and in a manner that is not in the best interests of shareholders." Id. at 3-4. Specifically, "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." *Id.* at 12.

Another recent study correlates tax avoidance with executive compensation practices that put a premium on short-term returns. The study examines tax treatment by 19 paper companies of $6.4 billion in direct government subsidies that were structured as one-time refundable tax credits if the companies produced a certain product. Although these subsidies generated significant income for these companies, 8 of them reported some and 6 of them reported no tax benefits from these subsidies. The other five actually reported the subsidies as taxable income. L. De Simone, J. Robinson, B. Stomberg, *Distilling the reserve for uncertain tax positions: The revealing case of Black Liquor* (Jan. 24, 2011) available at http://ssrn.com/abstract=1751622. ("De Simone").

The authors viewed this as an ideal case study for examining tax reporting aggressiveness, since each company is in the same industry and is engaged in the same practice for the same year involving the same product. As to the first group of companies, which viewed these subsidies as an opportunity for accruing tax benefits and thus improving their numbers, the study noted that the firms had the highest average pay for CEOs and CFOs and suggested that executives may be "more myopic" as to tax reporting because of their focus on short-term results and stock-based compensation; these firms also had the lowest number of shareholders holding at least five percent of the stock. De Simone at 25-27, 36 (Table 5).

Concern about aggressive tax avoidance is warranted as to Walmart. As the supporting statement pointed out, Walmart's policies have been challenged in court, and a case filed by North Carolina's attorney general revealed documents in which the Company solicited accounting firms to provide aggressive strategies to reduce taxes. These efforts have been reported publicly, *see* Jesse Drucker, "Inside Wal-Mart's bid to Slash State Taxes," *The Wall Street Journal* (Oct. 23, 2007), which recounted how Ernst & Young ("E&Y") developed an avoidance strategy for Walmart that E&Y described as "a very aggressive strategy with considerable risk." The assessment was prescient. The judge in that North Carolina case concluded that Walmart's challenged tax structure had no "real economic substance" other than cutting taxes. Jesse Drucker, "Judge rules against Wal-mart over its tax shelter dispute," *The Wall Street Journal* (Jan. 5, 2008).

This background underscores several ways in which the Proposal presents policy issues that transcend ordinary business.

First, there is a connection between tax avoidance and senior executive compensation, a topic that the Division has for the past 20 years recognized as beyond the scope of the "ordinary business" exclusion. *E.g.*, *Wendy's International Inc.* (Dec. 4, 1989). According to one academic study, "equity risk incentives are positively associated with greater tax avoidance. Our results are robust across several measures of tax risk, but do not vary across four proxies for strength of corporate governance. We conclude that equity risk incentives are a significant determinant of corporate tax planning." S. Rego and R. Wilson, *Executive Compensation, Equity Risk Incentives, and Corporate Tax Aggressiveness* (July 2010), *available at* http://ssrn.com/abstract=1337207.

Second, the question of tax avoidance has moved front and center as a policy question within the last year. The flashpoint was the IRS' decision to require companies to file a new schedule setting forth for the IRS their "uncertain tax positions." It is difficult to overstate the depth of opposition to this proposal from corporate taxpayers. When first proposed, there was a massive outpouring of opposition from affected corporations,[2] and the Commissioner of Internal Revenue acknowledged that the proposal was a "game-changer" with respect to the IRS' relationship with large corporate taxpayers.[3] After the new requirement was adopted, a leading tax journal, reporting on events of the past year, characterized the IRS's UTP program as probably the most "unpleasant" development for corporate taxpayers in 2010.[4] Walmart refers to this new development only in passing (Walmart Letter at 5), but its significance for corporate taxpayers cannot be underestimated. With corporate taxpayers now required to showcase for the IRS their "uncertain" tax positions, the interest in this topic will only increase.

Third, as the supporting statement notes, at a time when there is public debate about the national deficit, questions about tax revenues are inextricably bound up with that debate.

These factors demonstrate the existence of a policy issue at least as significant as other issues on which the Division has decided that shareholders may express a view. What is notable too is that none of the no-action letters cited by Walmart involves the multiple policy issues present here.

We deal first with the claim that Proposal involves nothing more than alleged "micromanagement" and the complexities of Walmart's tax planning strategies.

Walmart cites letters dealing with requests to evaluate the impact of a flat tax on the company should such a proposal be adopted by Congress. *General Electric Co.* (Jan. 17, 2006); *Citigroup Inc.* (Jan. 26, 2006); *Johnson & Johnson* (Jan. 24, 2006). The Division granted no-action relief based on its view that assessments of legislative action are entrusted to management. *See International Business Machines, Inc.* (Mar. 2, 2000). The present Proposal does not

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[2] J. Coder, "Commenters Ask IRS to Abandon UTP Reporting Proposal, Change Schedule," *Tax Notes,* p. 1064 (June 7, 2010) (Ex. 1).

[3] Prepared Remarks of Commissioner of Internal Revenue Douglas H. Shulman before the Tax Executives Institute 60th Mid-Year Meeting (Apr. 12, 2010), *available at* http://www.irs.gov/newsroom/article/0,,id=221280,00.html.

[4] J. Coder, "UTP Reporting Regime Rattle Corporate Tax Community," *Tax Notes,* p. 38 (Jan. 3, 2011) (Ex. 2). *See also* "Execs Nervous about Reporting Uncertain Tax Positions to IRS" (Oct. 25, 2010), *available at* www.accountingtoday.com/news/Execs-Nervous-Reporting-Uncertain--Tax-Positions-IRS-56075-1.html.

mention specific legislation and does not seek an assessment of the sort that torpedoed those proposals.

Other Walmart-cited proposals requested a report on tax breaks to an extent not provided in a Form 10-K. *PepsiCo, Inc.* (Mar. 13, 2003); *Pfizer Inc.* (Feb. 5, 2003). The Division granted relief on the theory that these proposals dealt with a company's source of financing. The proponents there did not assert overriding shareholder concerns or policy concerns of the magnitude cited here. The supporting statement pointed vaguely to the possibility of "political risk" in the future, but made no effort to articulate a more direct or compelling shareholder interest, as the Plan has done here.

Nor can Walmart gain any traction from the second series of no-action letters it cites, which granted relief as to proposals dealing with legal compliance issues. The situations in those decisions and the present situation are light years apart.

Unlike the present Proposal, the resolutions in Walmart's authorities sought compliance for the sake of compliance or because it would be "the right thing to do." Thus, the Plan's Proposal does not:

- ask why the proponent's employer lacks a code of ethics for executives (*Sprint Nextel Corp.* (Mar. 16, 2010));
- ask for a report on whether the company's employees are properly classified under federal law as independent contractors, rather than employees (*FedEx Corp.* (July 14, 2009);
- ask the board to report on the costs and benefits of compliance with the Sarbanes-Oxley Act (*Bear Stearns Cos., Inc.* (Feb. 14, 2007).

None of these proposals involved the policy issues presented here, and the Plan's Proposal is not as narrow as the ones that the Division considered in the cited letters. Accordingly, Walmart's alternative argument must also fail.

The Company's other arguments on compliance are a makeweight. Thus, the Company argues that it could have to disclose privileged information to prepare the requested report. This is not accurate. In its Form 10-K Walmart was able to discuss a specific example, *i.e.*, the unrecognized tax benefits from terminating German operations. This suggests that the Company can indeed provide shareholders with additional information. Moreover, the Proposal explicitly allows the Company to omit "proprietary information. Perhaps more significantly, Walmart is simply parroting arguments about waiving privilege that featured prominently in corporate opposition to the IRS adopting the new UTP regime. The final rule and instructions make it clear that the newly mandated UTP disclosures to the IRS do not require disclosure of privileged information. *See* Instructions for Schedule UTP, Form 1120, Examples 10-12 and explanatory discussion, *available at* http://www.irs.gov/pub/newsroom/2010_instructions_for_sch_utp.pdf. It is thus possible for IRS to provide information of the sort that the Proposal is requesting, and

Walmart's citation of privilege issues is thus a red herring.

In short, there is an overriding public policy concern in this case that was not present in the other cases. Thus charges of "micromanagement" and the like are unavailing. At stake here is much more than Walmart's responsibility as a good corporate citizen to comply with applicable tax laws. If anything, the "complexity" that Walmart likes to cite is a prime reason why shareholders are entitled to greater transparency on this topic. As the Kim and Desai studies point out, it is precisely because tax avoidance plans are complex, if not opaque, that an agency problem exists, there is a risk of management aggrandizement at shareholder expense, and there is a risk of a significant drop in stock price.

2. The Proposal has not been "substantially implemented" under Rule 14a-8(i)(10).

Finally Walmart claims that the request for a "report" on risk assessment has been substantially implemented and thus warrants exclusion under Rule 14a-8(i)(10). In making this claim, Walmart focuses on the fact that it made disclosures about the risk in the MD&A section of its annual report ("Form 10-K) and in Note 8 thereto, setting forth certain "uncertain tax positions." (Walmart Letter at 6-7).

Under Rule 14a-8(i)(10), the critical factor is what a company has done to address the *core concerns* raised by the proposal. See *Dow Chemical Co.* (Feb. 23, 2005); *Exxon Mobil* (Mar. 24, 2003); *Johnson & Johnson* (Feb. 25, 2003); *Exxon Mobil* (Mar. 27, 2002); *Raytheon* (Feb. 26, 2001); *Oracle Corp.* (Aug. 15, 2000). As the SEC acknowledged in Exchange Act Release No. 34-20091 (Aug. 16, 1983), the application of this rule is subjective and therefore difficult. Furthermore, the fact that under Rule 14a-8(g) "the burden is on the company to demonstrate that it is entitled to exclude a proposal" means that the mootness exclusion presents a very high hurdle for companies to overcome.

Walmart's disclosures in its Form 10-K fall significantly short of the level of disclosure that the Proposal asks to be presented in a report. The Company argues that the existing disclosures (contained in Ex. B of its Letter) constitute "significant disclosure" of its UTPs, but a review of Exhibit B indicates that the disclosures are incomplete at best and do not fully address risks that Walmart has been willing to take in this area.

As the Plan's supporting statement pointed out, the Company has been sued by various states for underpayment of taxes. There is no disclosure as to these items in the documents attached to Walmart's letter as Ex. B or elsewhere in the Form 10-K.

Moreover, the MD&A disclosure does little more than note that the Company deals with uncertain tax positions using the "more likely than not" standard required in the Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"). (Walmart Letter at 6-7). A summary discussion saying "We comply with GAAP" is hardly a "report" worthy of the name.

Nor is the Company's footnote disclosure adequate. The Form 10-K provides aggregated totals of unrecognized tax benefits with an ending balance exceeding $1 billion in each of the last two years, with a single sentence deeming it "reasonably possible" that tax audit resolutions could reduce unrecognized benefits by one-third to one-half, depending on whether the tax positions are sustained on audit or the Company agrees to their disallowance. (Walmart Letter, Ex. B at p. 36). Only one specific unrecognized tax benefit is cited, involving $1.7 billion in connection with the discontinuation of the Company's German operations in 2007. The Company discloses that only $63 million of that tax position has resolved after three years. *Id.*

Aggregate figures as to unrecognized tax benefits, a failure to disclose litigation by a number of states for tax avoidance, and citation of only one concrete example do not constitute a "report" to shareholders that "assess[es] the risks created by" Walmart's tax avoidance practices.

Moreover, we note that the Division has refused to credit arguments that disclosure in a Form 10-K is adequate when the request for data goes beyond the legally required minimum, as is the case here. Thus, the Division was unable to concur with a company's view that it could exclude a proposal asking the company to prepare a comprehensive report on foreign sales of military and weapons-related products, rejecting claims that there had been adequate disclosure in the Form 10-K, as well as to government agencies. *ITT Corp.* (Mar. 12, 2008). Similarly, in *Crescent Real Estate Equities Co.* (Mar. 28, 2005), the Division rejected a claim that mandated disclosures regarding related-party transactions substantially implemented a proposal seeking details regard board involvement or non-involvement in such transactions. (The Division agreed that the "ordinary business" exclusion in Rule 14a-8(i)(7) was not available either). Indeed, Walmart fails to cite any decision in which the Division has equated disclosure in a Form 10-K on a broad policy issue as sufficiently equivalent to a requested report that exclusion of the proposal is warranted.

Walmart cites rulings in which the Division has concurred with the company's position because it appears that the company was already providing reports to shareholders on the specific topics in question, *e.g.*, sustainability or climate-related issues. *E.g., ConAgra Foods, Inc.* (July 3, 2006); *Exxon Mobil Corp.* (Mar. 18, 2004); *Xcel Energy, Inc.* (Feb. 17, 2004). Walmart Letter at 6. Of course, the fact that a company issues a report with "sustainability" in the title does not mean that all of the issues raised by a given proposal have been "substantially" addressed. *Kroger Co.* (Apr. 12, 2010) (denying no-action relief).[5]

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[5] Walmart's citation to *Johnson & Johnson* (Feb. 17, 2006) is inapposite, as the proposal there sought not a shareholder report, but a verification that the company was complying with immigration laws; the company answered that it was conducting such verification and reporting results to the Immigration and Naturalization Service. A request for verification of employment status is qualitatively different from a requested report to shareholders. Moreover, as the *ITT*

Walmart's limited disclosure thus fails to establish that the disclosure has "substantially" implemented the Plan's Proposal. The fact that there is *some* disclosure – with only one example, with known exceptions and with no explanation of how much of the problem this disclosure may address – is insufficient to warrant omission of a proposal on the ground that the proposal has been *substantially* implemented.

* * * *

For these reasons, the Plan respectfully asks the Division to deny the no-action relief Walmart has sought.

Thank you in advance for your consideration of these comments. If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Erron Smith, Esq.
Erron.Smith@walmartlegal.com

letter cited in the text made clear, however, disclosure to a government agency on a non-public basis is not disclosure in a report to shareholders.

Walmart

702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

January 28, 2011

VIA E-MAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the AFSCME Employees Pension Plan

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Walmart's 2011 Annual Shareholders' Meeting (the "*2011 Proxy Materials*"). The Proposal was submitted by the AFSCME Employees Pension Plan (the "*Proponent*"). Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2011 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter and proof of ownership, is attached hereto as Exhibit A.

Walmart intends to begin printing the 2011 Proxy Materials on or about April 13, 2011, so that it may begin mailing the 2011 Proxy Materials no later than April 18, 2011. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") annually provide a report to shareholders assessing the risks created by the actions the Company takes "to avoid or minimize" federal, state and local taxes.

II. Grounds for Exclusion.

The Company believes that the Proposal is excludable under two of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. the Proposal may be excluded because it involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7); and

2. the Proposal is excludable because it has been substantially implemented by Walmart as contemplated by Rule 14a-8(i)(10).

III. Factual Background.

Walmart's operations in the United States include operations in all fifty states, involving more than 4,400 supercenters, discount stores, Neighborhood Markets and Sam's Clubs, as well as more than 140 distribution centers located throughout the United States. As a result, Walmart is subject to taxation by many hundreds of taxing jurisdictions and authorities, including the United States federal government, states, counties, cities, school districts and other taxing authorities. Walmart pays taxes pursuant to a large number of different tax laws, regulations and ordinances, many of which are the subject of changing interpretations and shifting application. In its fiscal year ended January 31, 2010, Walmart's current provision for U.S. federal, state and local income taxes alone was approximately $6.4 billion.

Walmart endeavors to ensure that its determinations of its tax liability to each taxing authority are appropriate based on the current tax laws and current interpretations thereof. For example, Walmart voluntarily participates in the Compliance Assurance Program of the Internal Revenue Service (the "*IRS*"), which, in effect, allows Walmart and the IRS to work together to resolve issues relating to Walmart's federal taxation tax liability for a current tax year before Walmart files its federal income tax return for that year. Moreover, Walmart follows the guidance in FASB Interpretation No. 48 of the Financial Accounting Standards Board ("*FIN 48*") in assessing any tax positions it takes that it concludes may be uncertain under the standards in FIN 48. Determining Walmart's tax liability and assessing its tax positions and any risks inherent in those tax positions is complex and requires the involvement of a large number of Walmart associates who have significant training and expertise in specific tax laws and their application as well as outside tax advisors. Walmart undertakes its tax planning and the calculation of the taxes it owes with a commitment to the goal of complying with all the tax laws applicable to it and paying the taxes it owes in all jurisdictions.

IV. The Proposal Is Excludable Because it Involves the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a registrant to exclude from its proxy statement a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The Commission has stated that the "ordinary business" grounds for exclusion are based on two general policy concerns. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). The second policy concern "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983).

The Company believes that the Proposal is excludable as "relating to the company's ordinary business operations" because it is an attempt by the Proponent to "micro-manage" the affairs of the Company, and it relates to the Company's compliance with applicable laws. Further, as explained below, the Proposal does not raise a "significant social policy" issue.

A. The Proposal Is an Attempt by the Proponent to "Micro-Manage" the Company's Affairs.

Where, as is the case with the Proposal, a shareholder proposal relates to a company engaging in an evaluation of risk, the Staff will permit exclusion of the proposal if the proposal's underlying subject matter involves a matter of ordinary business to the company. *Staff Legal Bulletin No. 14E* (October 27, 2009). The Staff has consistently permitted exclusion of proposals relating to an evaluation of a company's tax planning and compliance decisions as matters related to the company's ordinary business operations. *See, e.g., General Electric Co.* (available January 17, 2006); *Johnson & Johnson* (available January 24, 2006); *Citigroup, Inc.* (available January 26, 2006); *Pfizer, Inc.* (available February 5, 2003); *PepsiCo, Inc.* (available March 13, 2003). In *General Electric Co., Johnson & Johnson* and *Citigroup, Inc.*, the Staff permitted exclusion of a proposal requesting that the company prepare a report explaining the impact of a flat tax on the company. General Electric successfully argued that tax planning and compliance matters are "intricately interwoven with a company's financial planning, day-to-day business operations, and financial reporting." Similarly, in *Pfizer, Inc.* and *PepsiCo, Inc.*, the Staff concurred with Pfizer and PepsiCo regarding their exclusion of a proposal requesting that the company prepare a report on "each tax break that provides the Company more than $5 million of tax savings." The Staff noted that these proposals were excludable because they sought "disclosure of the sources of financing" of the companies.

The Company believes that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal requests an evaluation of tax risks, the evaluation and assessment of which risks is an inherent part of the management of Walmart's ordinary business operations. Specifically, the Proposal requests that Walmart provide a report detailing "the risks created by the actions Walmart takes to avoid or minimize US federal, state and local taxes." Any such risks arise from Walmart's particular tax situation, the tax laws of the hundreds of taxing authorities to which Walmart pays federal, state and local taxes every year and the interpretations thereof, and the application of those laws to its particular factual circumstances. Any assessment of any such risks of the type requested by the Proponent in the Proposal would require an understanding of often complicated factual circumstances with respect to each taxing authority, an understanding of the applicable laws and related interpretations, and the application of those laws and interpretations to the facts at issue. Complex assessments of Walmart's tax liabilities are performed by Walmart's management on a regular basis and as part of the ordinary business operations of Walmart's experienced internal tax group and external tax advisers.

The Proposal would require Walmart's Board to assess Walmart's tax planning and the hundreds, if not thousands, of tax positions that Walmart takes every year and determine what risks, if any, are created by those tax positions and tax planning strategies and then report on the assessment of any such risks to Walmart's shareholders for their consideration. Any potential risks involved with Walmart's numerous tax positions are specific to each tax position and to each taxing authority and set of tax laws. Understanding and evaluating potential risks associated with a particular tax planning methodology or practice and expressing an informed view to the Board regarding that methodology or practice is not something that most shareholders (and certainly the shareholders as a group) are equipped to do. Making informed judgments about potential tax risks and the management of those risks are matters that Walmart's Board (with the direct input and advice of management) and Walmart's management are best equipped to handle and are well beyond the scope of those matters in which shareholders as a group can effectively be involved.

Involvement in the complicated, highly detailed tax matters and any related risks that the Company would be required to assess and detail in the report suggested by the Proposal are exactly the type of shareholder micro-management of a "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" that Rule 14a-8(i)(7) is intended to preclude. The Proposal would place in the hands of the shareholders an analysis of tax strategies and consequences that is more appropriately handled by the Company's management and Board.

The Proposal could prove to be a particularly harmful intrusion into the Company's day-to-day operations in another, most important way. Were the Company required to disclose risks involved in its tax positions, the Company could need to disclose aspects of the legal advice provided to it by its tax counsel or other tax practitioners. Such disclosure could result in a waiver of one or more of the attorney-client privilege, the tax practitioner privilege (provided for in the Internal Revenue Code of 1986, as amended) and the work product privilege as to the communications between the Company and its legal counsel or other tax advisers relating to a tax position, including sensitive legal or other tax advice given to the Company, and as to work product that exists in connection with the Company's tax matters. A waiver of any of these privileges could compromise the Company's ability to litigate effectively those issues to which such communications, advice or work product relate or, even worse, result in new litigation against the Company. Consequently, by requiring the disclosure it does, the Proposal would effectively substitute the shareholders' judgment for the judgment of the Company's Board and management as to whether to give blanket waivers of one or more of the attorney-client, the tax practitioner privilege and the work product privilege as to such communications, legal and tax advice and privileged work product with respect to a tax matter in which the Company is engaged, a decision that shareholders as a group are particularly unsuited to make.

B. <u>The Proposal Relates to the Company's Compliance with Law.</u>

As reflected in the Supporting Statement included with the Proposal, the Proponent is concerned that corporations, including Walmart, have not complied fully with applicable tax laws. As a result, the Company is of the view that it may exclude the Proposal under Rule 14a-8(i)(7) because the Proposal relates to the Company's compliance with laws. The Staff has permitted exclusion of proposals relating to a company's legal compliance program because they infringe on management's core function of overseeing business practices. *See, e.g., Sprint Nextel Corp.* (available March 16, 2010) (permitting exclusion of a proposal alleging violations of the Sarbanes-Oxley Act of 2002 ("*Sarbanes-Oxley*") and requesting that the company explain why it did not adopt an ethics code to promote ethical conduct, securities law compliance and accountability); *FedEx Corp.* (available July 14, 2009) (permitting exclusion of a proposal requesting that the company prepare a report analyzing the company's compliance with laws governing classifications of employees and independent contractors); *Bear Stearns Companies Inc.* (available February 14, 2007) (permitting exclusion of a proposal requesting that the company prepare a report explaining the costs and benefits to the company's operations resulting from Sarbanes-Oxley). In *Sprint Nextel Corp.*, the Staff noted that proposals related to "ethical business practices and the conduct of legal compliance programs" are excludable under Rule 14a-8(i)(7).

As noted above, the Proposal requests that the Company's Board prepare a report "assessing the risks created by the actions Walmart takes to avoid or minimize US federal, state and local taxes." The Proposal's request relates to the Company's "ordinary business matters" because many of the "actions" that Walmart takes with respect to its tax planning are based on the Company's analysis and interpretation of, and compliance with, various tax laws. Walmart's management has in place procedures to ensure that the Company's tax planning and its uncertain tax positions are periodically reviewed and considered, including in connection with the application of the accounting principles in FIN 48. The Company's tax practices are part of an internal legal compliance program designed to ensure Walmart's compliance with applicable tax laws, as well as compliance with various disclosure requirements. Consequently, consistent with prior views expressed by the Staff, the Proposal, which relates to Walmart's general legal and tax compliance program, is excludable as an "ordinary business matter."

C. The Proposal Does Not Satisfy the "Significant Social Policy" Exception.

The Company is aware that a proposal relating to ordinary business matters may not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters of the Company." *Staff Legal Bulletin 14C* (June 28, 2005). The considerations that the Staff has applied in the past to find that a proposal related to a "significant social policy issue" include the existence of widespread public debate concerning the subject matter of the proposal, increasing recognition of the issue among the public, and the existence of legislation or proposed legislation addressing the same issue. *Tyson Foods, Inc.* (available December 15, 2009). In *Tyson Foods*, the Staff reversed its earlier decision that a proposal regarding the use of antibiotics in raising livestock was an "ordinary business matter," instead finding that the proposal related to a "significant social policy" based on the widespread public debate surrounding the issue and the recent introduction of legislation related to the issue in Congress.

In the case of the Proposal, the "significant social policy" exception to the Rule 14a-8(i)(7) rule does not apply. The Proposal's subject matter is related to the risks created by the actions Walmart takes to "avoid or minimize" taxes. Although the Proponent may argue that there has recently been public debate regarding the need of states and local jurisdictions to generate additional tax revenue, the subject matter of the Proposal is narrowly tailored. The Proposal seeks to address Walmart's employment of tax planning strategies and its application of tax laws to particular factual circumstances. The Proposal does not address taxation in general. Thus, the Proposal does not raise a "significant social policy issue," and is therefore excludable under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations.

Accordingly, Walmart believes that it may exclude the Proposal from its 2011 Proxy Materials under Rule 14a-8(i)(7), as the Proposal relates to Walmart's ordinary business operations and does not relate to a "significant social policy issue."

V. The Proposal is Excludable Because It Has Been Substantially Implemented by Walmart.

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." According to the Commission, the "substantially implemented" exclusion "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Release No. 34-12598 (July 7, 1976). A company has "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 8, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even if by means other than those suggested by the shareholder proponent. The proposal need not be implemented in full or precisely as presented to satisfy Rule 14a-8(i)(10); rather, the company's actions must have addressed the underlying concerns and essential objective of the proposal. *See, e.g., ConAgra Foods, Inc.* (available July 3, 2006)[1]; *Johnson & Johnson* (available February 17, 2006)[2]; *Exxon Mobil Corporation* (available March 18, 2004); and *Xcel Energy, Inc.* (available February 17, 2004).[3] The Staff has also consistently concurred with the exclusion of proposals requesting reports where the company has addressed the subject matter of the proposal in other publications. *See, e.g., Caterpillar, Inc.* (available March 11, 2008); *Wal-Mart Stores, Inc.* (available March 10, 2008); *PG&E Corp.* (available March 6, 2008); *The Dow Chemical Co.* (available March 5, 2008); and *Johnson & Johnson* (available February 22, 2008) (in each case, concurring with the registrant's exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives).

The Company believes that it may exclude the Proposal because the Company has already substantially implemented policies and practices addressing the objective sought by the Proponent. That is, the Company has already provided information in a report to the shareholders regarding the risks associated with the Company's tax procedures and policies in its 2010 Annual Report on Form 10-K ("*Form 10-K*"). In its Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K, under the caption "Summary of Critical Accounting Policies - Income Taxes," the Company explains to shareholders that:

> The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the

[1] Permitting exclusion of a proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report.

[2] Permitting exclusion of a proposal recommending verification of the employment legitimacy of employees where the company was already acting to address the concerns of the proposal.

[3] Each permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports.

> uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. We account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of judgment in assessing the timing and amounts of deductible and taxable items.

Additionally, in Note 8 of the Company's consolidated financial statements incorporated by reference in the 10-K, a copy of which is attached to this letter as Exhibit B, the Company makes significant disclosure as to its uncertain tax positions, on-going tax audits, and non-income tax matters. That note identifies certain tax risks for investors, providing, for example, specific information regarding the interest and penalties that the Company has accrued relating to uncertain tax benefits and a discussion of the possibility that unrecognized tax benefits will be reduced as a result of the Company agreeing with a disallowance of those benefits. The Company expects to make similar disclosures in future Annual Reports on Form 10-K that it files with the Commission.

The Company's analysis of tax-related risks, and particularly the discussion of uncertain tax positions, to which the Proposal's Supporting Statement specifically refers, achieves the same purpose as would implementation of the Proposal. Like the companies who published the environmental reports in *Caterpillar, Inc.*, *Wal-Mart Stores, Inc.*, *PG&E Corp.*, *The Dow Chemical Co.*, and *Johnson & Johnson* and therefore had substantially implemented a proposal regarding global warming, the Company has satisfied the Proposal's request to prepare a report on tax risks by including in its Form 10-K a discussion of tax risks. In fact, the Company performs a tax-related risk assessment in connection with the preparation of annual disclosure materials. As a result, the policies and practices already undertaken by the Company related to assessment of tax risk reflect a substantial implementation of the Proposal's requested actions by the Company and its Board of a type and at a level suited to the assessment of the shareholders as a group.

Accordingly, Walmart believes that the Proposal may be excluded from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(10), as the Proposal has already been substantially implemented by Walmart.

VI. Conclusion.

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2011 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2011 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2011 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Senior Associate General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully
Submitted,

Erron Smith

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Mr. Charles Jurgonis, via e-mail
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036-5687

Exhibit A

Proposal

[begins on following page]

AFSCME
We Make America Happen

Committee:
Gerald W. McEntee
Lee A. Saunders
Edward J. Keller
Kathy J. Sackman
Marianne Steger

EMPLOYEES PENSION PLAN

December 16, 2010

VIA OVERNIGHT MAIL and FAX (479) 273-4053
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215
Attention: Gordon Y. Allison, Vice President and General Counsel

Dear Mr. Allison:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2010 proxy statement of Wal-Mart Stores, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 14,480 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

Resolved, that shareholders of Wal-Mart Stores, Inc. ("Walmart") request that Walmart's board of directors annually assess the risks created by the actions Walmart takes to avoid or minimize US federal, state and local taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information.

Supporting Statement:

Walmart has implemented certain "aggressive" tax strategies recommended by its auditors, Ernst & Young. Walmart's vice president for tax policy said in a deposition that he began feeling pressure to lower the company's effective tax rate after the current chief financial officer, Thomas Schoewe, was hired in 2000 (Jesse Drucker, "Inside Wal-Mart's Bid to Slash State Taxes," *Wall Street Journal*).

There is evidence that corporate tax avoidance can be harmful to shareholders. Professors Kim, Li and Zhang analyzed a large sample of US firms for the period 1995-2008 and found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk (*Corporate Tax Avoidance and Stock Price Crash Risk*, July 2010). Professors Desai and Dharmapala conclude that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (*Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment*, January 2009, p. 20).

Walmart's tax avoidance strategies have been the subject of litigation with the states of North Carolina, Illinois, and New Mexico according to the *Wall Street Journal* (Drucker, "Wal-Mart Cuts Taxes by Paying Rent to Itself" and "Why Wal-Mart Set Up Shop in Italy"). Walmart was accused by Wisconsin state officials of underpaying taxes (*Milwaukee Journal Sentinel*, "Wal-Mart Owes Back Taxes"). According to Compustat, Walmart's peer companies have paid an average of 4.2% in state income taxes for the period 2005-2009 while Walmart has paid an average of 2.7%.

The IRS has adopted Schedule UTP (Uncertain Tax Positions) for tax years beginning on January 1, 2010. Companies must report all tax positions for which a reserve was recorded or which the company expects to litigate. The IRS may use this new information to conduct more targeted tax audits.

Each year, approximately $60 billion in US tax revenue is lost to companies' income shifting, according to a study published in December 2009 in National Tax Journal by Kimberly Clausing. The US faces a large medium-term federal budget deficit and an unsustainable long-term fiscal gap (*Choosing the Nation's Fiscal Future*, Committee on the Fiscal Future of the United States, 2010).

As the federal, state and local governments seek new sources of revenue to address concerns over budget shortfalls, companies that rely on tax avoidance practices could be exposed to greater risk and decreasing earnings.

An annual report to Walmart shareholders disclosing the board's assessment of the risks created by such strategies would allow shareholders to evaluate the risks to their investments.

We urge shareholders to vote for this proposal.

We Make America Happen

EMPLOYEES PENSION PLAN

December 16, 2010

VIA OVERNIGHT MAIL and FAX (479) 273-4053
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215
Attention: Gordon Y. Allison, Vice President and General Counsel

Dear Mr. Allison:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

STATE STREET

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

December 16, 2010

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for WalMart(cusip 931142103)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **14,480 shares of WalMart** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **WalMart** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

Exhibit B

[begins on following page]

Note 8. Income Taxes

A summary of the provision for income taxes is as follows:

(Amounts in millions)	Fiscal Year Ended January 31, 2010	2009	2008
Current:			
U.S. federal	$ 5,798	$ 4,771	$ 5,145
U.S. state and local	599	564	524
International	1,246	1,229	1,228
Total current tax provision	7,643	6,564	6,897
Deferred:			
U.S. federal	(449)	614	12
U.S. state and local	78	41	6
International	(133)	(74)	(26)
Total deferred tax provision	(504)	581	(8)
Total provision for income taxes	$ 7,139	$ 7,145	$ 6,889

Income from Continuing Operations

The components of income from continuing operations before income taxes is as follows:

(Amounts in millions)	Fiscal Year Ended January 31, 2010	2009	2008
U.S.	$ 17,652	$ 16,239	$ 15,820
International	4,414	4,659	4,338
Total income from continuing operations before income taxes	$ 22,066	$ 20,898	$ 20,158

Deferred Taxes

The significant components of our deferred tax account balances are as follows:

(Amounts in millions)	January 31, 2010	2009
Deferred tax assets:		
Loss and tax credit carryforwards	$ 2,713	$ 1,603
Accrued liabilities	3,141	2,548
Equity compensation	267	206
Other	751	437
Total deferred tax assets	6,872	4,794
Valuation allowance	(2,167)	(1,852)
Deferred tax assets, net of valuation allowance	4,705	2,942
Deferred tax liabilities:		
Property and equipment	4,015	3,257
Inventories	1,120	1,079
Other	609	211
Total deferred tax liabilities	5,744	4,547
Net deferred tax liabilities	$ 1,039	$ 1,605

The deferred taxes noted above are classified as follows in the accompanying Consolidated Balance Sheets:

(Amounts in millions)	January 31, 2010	2009
Balance Sheet Classification:		
Assets:		
Prepaid expenses and other	$ 1,386	$ 1,293
Other assets and deferred charges	331	202
Asset subtotals	1,717	1,495
Liabilities:		
Accrued liabilities	34	24
Deferred income taxes and other	2,722	3,076
Liability subtotals	2,756	3,100
Net deferred tax liabilities	$ 1,039	$ 1,605

Effective Tax Rate Reconciliation

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income is as follows:

	Fiscal Year Ended January 31, 2010	2009	2008
U.S. statutory tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of federal income tax benefit	2.0%	1.9%	1.7%
Income taxes outside the U.S.	-1.6%	-1.7%	-1.7%
Net impact of repatriated foreign earnings	-3.4%	-1.1%	-0.7%
Other, net	0.4%	0.1%	-0.1%
Effective income tax rate	32.4%	34.2%	34.2%

Unremitted Earnings

United States income taxes have not been provided on accumulated but undistributed earnings of its non-U.S. subsidiaries of approximately $13.7 billion and $12.7 billion as of January 31, 2010 and 2009, respectively, as the company intends to permanently reinvest these amounts. However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation.

Net Operating Losses, Tax Credit Carryforwards and Valuation Allowances

At January 31, 2010, the company had international net operating loss and capital loss carryforwards totaling approximately $4.6 billion. Of these carryforwards, approximately $3.0 billion will expire, if not utilized, in various years through 2020. The remaining carryforwards have no expiration. At January 31, 2010, the company had foreign tax credit carryforwards of $1.1 billion, which will expire in various years through 2020 if not utilized.

As of January 31, 2010, the company has provided a valuation allowance of approximately $2.2 billion on deferred tax assets associated primarily with net operating loss and capital loss carryforwards from our international operations for which management has determined it is more likely than not that the deferred tax asset will not be realized. The $315 million net change in the valuation allowance during fiscal 2010 related to releases arising from the use of net operating loss carryforwards, increases in foreign net operating losses arising in fiscal 2010 and fluctuations in currency exchange rates. Management believes that it is more likely than not that we will fully realize the remaining domestic and international deferred tax assets.

Uncertain Tax Positions

As of February 1, 2007, the company adopted a new accounting policy for recording uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

As of January 31, 2010 and 2009, the amount of unrecognized tax benefits related to continuing operations was $1.0 billion, of which, the amount of unrecognized tax benefits that would affect the company's effective tax rate is $671 million and $582 million for January 31, 2010 and 2009, respectively.

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	January 31,	
(Amounts in millions)	2010	2009
Beginning balance	$ 1,017	$ 868
Increases related to prior year tax positions	129	296
Decreases related to prior year tax positions	(33)	(34)
Increases related to current year tax positions	246	129
Settlements during the period	(340)	(238)
Lapse of statute of limitation	—	(4)
Ending balance	$ 1,019	$ 1,017

Unrecognized tax benefits related to continuing operations increased by approximately $2 million and $149 million for fiscal years 2010 and 2009, respectively.

The company classifies interest and penalties related to uncertain tax benefits as interest expense and as operating, selling, general and administrative expenses, respectively. Accrued interest decreased by $29 million during fiscal 2010 and increased by $47 million during fiscal 2009. During the fiscal years ended January 31, 2010 and 2009, the company recorded accrued interest of $231 million and $260 million, respectively. Accrued penalties totaled $2 million at January 31, 2010 and 2009. There were no changes to accrued penalties during the year.

During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by between $350 million and $500 million, either because the tax positions are sustained on audit or because the company agrees to their disallowance. The company does not expect any change to have a significant impact on its results of operations or financial position.

At January 31, 2010 and 2009, the company had an unrecognized tax benefit of $1.7 billion which is related to an ordinary worthless stock deduction from the fiscal 2007 disposition of its German operations. Of this, $63 million was recognized in discontinued operations during fiscal 2009 following the resolution of a gain contingency on a discontinued operation sold in fiscal 2004. When effectively settled, any additional benefit will be recorded in discontinued operations. If some portion of the ordinary loss is determined to be a capital loss, the resulting deferred tax asset will be included with the company's non-current assets of discontinued operations. The company cannot predict the ultimate outcome of this matter; however, it is reasonably possible it will be resolved in the next twelve months.

The company is subject to income tax examinations for its U.S. federal income taxes generally for the fiscal years 2009 and 2010, with fiscal years 2004 through 2008 remaining open for a limited number of issues. The company is also subject to income tax examinations for non-U.S. income taxes for the tax years 2003 through 2010, and for state and local income taxes for the fiscal years generally 2006 through 2009 and from 1998 for a limited number of issues.

Non-Income Taxes

Additionally, the company is subject to tax examinations for payroll, value added, sales-based and other taxes. A number of these examinations are ongoing and, in certain cases, have resulted in assessments from the taxing authorities. Where appropriate, the company has made accruals for these matters which are reflected in the company's Consolidated Financial Statements. While these matters are individually immaterial, a group of related matters, if decided adversely to the company, may result in a liability material to the company's financial condition or results of operations.